Ur-Energy Provides Pathfinder Mines Acquisition Update

LITTLETON, Colo., July 12, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce that the Company has received notice from the U.S. Nuclear Regulatory Commission ("NRC") of its approval of the transfer of the Pathfinder Mines Corporation ("Pathfinder") Shirley Basin license.

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The transfer approval is among the closing conditions of the Share Purchase Agreement with COGEMA Resources, Inc. ("COGEMA"), an affiliate of AREVA Mining, by which a U.S. subsidiary of Ur-Energy will acquire all the outstanding shares of Pathfinder. For additional details, please see the Company's July 24, 2012 news release. The NRC also approved the transfer to COGEMA of the NRC license for the Pathfinder Lucky Mc tailing site. Ur-Energy will assume no obligations for the tailing site, which is fully reclaimed and in the process of being transferred to the U.S. Department of Energy. The Company and COGEMA continue to advance the other remaining governmental approvals and to satisfy additional customary closing conditions toward completing the acquisition anticipated during the third quarter this year.

Ur-Energy CEO Wayne Heili said, "The completion of the Pathfinder transaction remains an integral element of Ur-Energy's U.S. based in-situ uranium recovery strategy. We look forward to closing the acquisition in the near future."

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production in the second half of 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the ability to complete and timing for a closing of the Pathfinder purchase transaction; timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.